UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2010.

Commission File No. 000-22828

MILLICOM INTERNATIONAL

CELLULAR S.A.

15, rue Léon Laval
L-3372 Leudelange
Grand-Duchy of Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also hereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item

1.	Press release dated October 19, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

Date: October 19, 2010	By:	/s/ Mikael Grahne
	Name:	Mikael Grahne
	Title:	President and Chief Executive Officer

PRESS RELEASE

New York and Stockholm — 19 October, 2010

MILLICOM INTERNATIONAL CELLULAR S.A.

REDEMPTION NOTICE

MILLICOM INTERNATIONAL CELLULAR S.A.
société anonyme

Registered office address:

15, rue Léon Laval
L-3372 Leudelange, Grand-Duchy of Luxembourg

- R.C.S. Luxembourg: B 40.630 -

N O T I C E

IS HEREBY GIVEN that Millicom International Cellular S.A. (“Millicom”) intends to redeem the 10% Senior Notes due 2013, originally amounting to $550,000,000, on December 1, 2010 (“the Redemption Date”).  Part of the original senior notes has previously been retired.

The Company has notified the Luxembourg Stock Exchange of its intention and obtained all necessary validations.

On December 1, 2010, the amount to be paid to the Bondholders through the Paying Agent, Bank of New York, will be $490,226,598.62 which comprises $459,586,000 for the principal, $22,979,300 for interest and $7,661,299 for the early redemption penalty (1.667%).

CONTACTS

François-Xavier Roger	Telephone: +352 27 759 327
Chief Financial Officer

Emily Hunt	Telephone: +44 7779 018 539
Investor Relations

Millicom International Cellular S.A., Luxembourg

Visit our web site at http://www.millicom.com

Millicom International Cellular S.A. is a global telecommunications group with mobile telephony operations in 14 countries in Asia, Latin America and Africa. It also operates cable and broadband businesses in five countries in Central America.  The Group’s mobile operations have a combined population under license of approximately 266 million people.

This press release may contain certain “forward-looking statements” with respect to Millicom’s expectations and plans, strategy, management’s objectives, future performance, costs, revenues, earnings and other trend information.  It is important to note that Millicom’s actual results in the future could differ materially from those anticipated in forward-looking statements depending on various important factors.  Please refer to the documents that Millicom has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Millicom’s most recent annual report on Form 20-F, for a discussion of certain of these factors.

All forward-looking statements in this press release are based on information available to Millicom on the date hereof.  All written or oral forward-looking statements attributable to Millicom International Cellular S.A., any Millicom International Cellular S.A. employees or representatives acting on Millicom’s behalf are expressly qualified in their entirety by the factors referred to above. Millicom does not intend to update these forward-looking statements.